UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: March 30, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________________________________________________________________________

PART I-REGISTRANT INFORMATION

The Kraft Heinz Company
Full name of Registrant

N/A
Former name if Applicable

One PPG Place
Address of Principal Executive Office (Street and number)

Pittsburgh, Pennsylvania, 15222
City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Kraft Heinz Company (the “Company”) did not file its Form 10-K for the fiscal year ended December 29, 2018 (the “Form 10-K”) by the prescribed due date.  Although the Company is working diligently to file the Form 10-K as promptly as practicable, the Company will not be able to file its Form 10-Q for the fiscal quarter ended March 30, 2019 (the “Form 10-Q”) until a reasonable time following the filing of the Form 10-K. As a result, and as previously disclosed in the Company's Form 8-K filed on May 6, 2019 (the "May 6, 2019 Form 8-K"), the Company cannot file its Form 10-Q within the prescribed time period without unreasonable effort or expense.

In addition, as reported in the May 6, 2019 Form 8-K, the Company reached a determination to restate the Company’s consolidated financial statements and related disclosures for the years ended December 30, 2017 and December 31, 2016 included in its Annual Reports on Form 10-K, and to restate each of its quarterly and year-to-date periods in fiscal year 2017 and the quarterly and year-to-date periods for the nine months ended September 29, 2018. The Company also disclosed that it anticipates identifying and reporting two or more material weaknesses in its internal controls over financial reporting in its Annual Report on Form 10-K for the fiscal year ended December 29, 2018, which were not remediated as of March 30, 2019.

The Company also filed a Form 8-K on May 10, 2019 disclosing that the Company, Kraft Heinz Foods Company (the "Parent Borrower"), certain lenders party thereto (the "Required Lenders") and JPMorgan Chase Bank, N.A., as administrative agent (the "Agent") entered into a Waiver and Consent No. 2 (the "Waiver") with respect to that certain Credit Agreement, dated as of July 6, 2015 (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement"). The Credit Agreement provides for a senior unsecured revolving credit facility, which matures on July 6, 2023. Pursuant to the Waiver, the Required Lenders and the Agent granted a one-time temporary waiver of compliance by the Company and the Parent Borrower with respect to the requirement to furnish the lenders (i) a copy of the consolidated financial statements for the Company's fiscal year ended December 29, 2018 (the "2018 Annual Financial Statements") and (ii) a copy of the unaudited interim condensed consolidated balance sheet for the Company's quarter ended March 30, 2019 and the Company's unaudited interim condensed consolidated statements of earnings and cash flows for the period commencing at the end of the previous fiscal year and ending with the end of such quarter (the "2019 Q1 Financial Statements), each as set forth in the Credit Agreement. Pursuant to the Waiver, the Company is required to provide the 2018 Annual Financial Statements to the lenders no later than June 28, 2019 and the 2019 Q1 Financial Statements to the lenders no later than July 31, 2019.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

David H. Knopf	412	456-5700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☐ Yes ☒ No

Form 10-K for the fiscal year ended December 29, 2018.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
A discussion of the preliminary estimated effects of misstatements and adjustments in connection with the restatement of certain of the Company's financial statements was set forth in Item 4.02 of the May 6, 2019 Form 8-K. While, as disclosed in the May 6, 2019 Form 8-K, the Company's investigation is substantially complete, for the reasons set forth in Part III above, the Company is still in the process of completing the preparation of its Form 10-K. At this time, the Company does not plan to provide further updates regarding the finalization of these processes until the Form 10-K is filed.
In addition, information regarding the results of operations for the quarterly period ended March 30, 2019 will not be finalized until after the Company has completed its financial reporting processes for the Form 10-K.

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expect,” “will,” “working,” “may,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-K and the Form 10-Q and the results of the ongoing reviews. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control.  Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, further material delays in the Company’s financial reporting, and the possibility that the ongoing reviews may identify additional errors, control deficiencies, misstatements, or material weaknesses in the Company's accounting practices. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this filing, except as required by applicable law or regulation.

The Kraft Heinz Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 10, 2019	By:	/s/ David H. Knopf
David H. Knopf
Executive Vice President and Chief Financial Officer

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